Exhibit (m)(18)

Amendment to

SCHEDULE A

to the Class C Plan of Distribution Pursuant to Rule 12b-1

(as amended April 30, 2024*)

Below are listed the Trust’s separate series of shares under which this Plan is to be performed as of the date hereof:

Brookfield Global Listed Infrastructure Fund

Brookfield Global Listed Real Estate Fund

Brookfield Global Renewables & Sustainable Infrastructure Fund

Center Coast Brookfield Midstream Focus Fund#

Oaktree Emerging Markets Equity Fund

*	The Brookfield Real Assets Securities Fund terminated effective April 30, 2024.
#	The Center Coast Brookfield MLP Focus Fund was renamed Center Coast Brookfield Midstream Focus Fund, effective January 28, 2020.

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Brookfield Investment Funds
on behalf of the Funds listed on Schedule A

By:	/s/ Brian F. Hurley
Name:	Brian F. Hurley
Title:	President